                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 Schedule 13D/A
                                (Amendment No. 1)


                   Under the Securities Exchange Act of 1934*


                          Future Petroleum Corporation
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)


                                   390 916 100
                                 (CUSIP Number)

                                Gary R. Petersen
                             EnCap Investments L.C.
                           1100 Louisiana, Suite 3150
                              Houston, Texas 77002
                                 (713) 659-6100
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 14, 1998
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 204.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of the cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 390 916 100                SCHEDULE 13D

(1)      Names of Reporting Persons I.R.S. Identification Nos. of Above Persons

                 ENERGY CAPITAL INVESTMENT COMPANY PLC

-----------------------------------------------------------------------------------------------------

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)                  (a)  [ ]
                                                                                              (b)  [ ]
-----------------------------------------------------------------------------------------------------

(3)      SEC Use Only

-----------------------------------------------------------------------------------------------------

(4)      Source of Funds (See Instructions)                                            OO (SEE ITEM 3)

-----------------------------------------------------------------------------------------------------

(5)      Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)       [ ]

-----------------------------------------------------------------------------------------------------

(6)      Citizenship or Place of Organization                     ENERGY CAPITAL INVESTMENT COMPANY
                                                                  PLC IS A COMPANY FORMED UNDER THE
                                                                  LAWS OF THE COUNTRY OF ENGLAND

-----------------------------------------------------------------------------------------------------

        Number of            (7)         Sole Voting Power                                          0
        Shares Bene-         ------------------------------------------------------------------------
        ficially
        Owned by             (8)         Shared Voting Power                              2,269,886(1)
        Each                 ------------------------------------------------------------------------
        Reporting
        Person With          (9)         Sole Dispositive Power                                     0
                             ------------------------------------------------------------------------

                             (10)        Shared Dispositive Power                         2,269,886(1)
-----------------------------------------------------------------------------------------------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                                          2,269,886(2)

-----------------------------------------------------------------------------------------------------

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)   [ ](2)

-----------------------------------------------------------------------------------------------------

(13)     Percent of Class Represented by Amount in Row (11)                                   16.6%(3)

-----------------------------------------------------------------------------------------------------

(14)     Type of Reporting Person (See Instructions)                                               PN

-----------------------------------------------------------------------------------------------------

(1) Voting and dispositive power is shared among Energy PLC and EnCap Investments (defined in Item 2).

(2) Energy PLC disclaims any beneficial ownership of EnCap LP's (defined in Item
    2) shares and only claims beneficial ownership of the above-mentioned 2,269,886 shares. Please see Item 5.

(3) Based on 13,696,733 shares issued and outstanding as of August 14, 1998 as reported in the Form 10-QSB of the Issuer for the quarter ended June 30, 1998.

CUSIP NO. 390 916 100                SCHEDULE 13D


(1)      Names of Reporting Persons I.R.S. Identification Nos. of Above Persons

                 ENCAP INVESTMENTS L.C.

-----------------------------------------------------------------------------------------------------

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)                  (a)  [ ]
                                                                                              (b)  [ ]

-----------------------------------------------------------------------------------------------------

(3)      SEC Use Only

-----------------------------------------------------------------------------------------------------

(4)      Source of Funds (See Instructions)                                            OO (SEE ITEM 3)

-----------------------------------------------------------------------------------------------------

(5)      Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)      [ ]

-----------------------------------------------------------------------------------------------------

(6)      Citizenship or Place of Organization                ENCAP INVESTMENTS L.C. IS A LIMITED
                                                             LIABILITY COMPANY ORGANIZED UNDER THE
                                                             LAWS OF THE STATE OF TEXAS

-----------------------------------------------------------------------------------------------------

        Number of            (7)         Sole Voting Power                                          0
        Shares Bene-         ------------------------------------------------------------------------
        ficially
        Owned by             (8)         Shared Voting Power                              4,694,859(1)
        Each                 ------------------------------------------------------------------------
        Reporting
        Person With          (9)         Sole Dispositive Power                                     0
                               ----------------------------------------------------------------------

                             (10)        Shared Dispositive Power                         4,694,859(1)
-----------------------------------------------------------------------------------------------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person                     4,694,859(2)

-----------------------------------------------------------------------------------------------------

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)   [ ](2)

-----------------------------------------------------------------------------------------------------

(13)     Percent of Class Represented by Amount in Row (11)                                   34.3%(3)

-----------------------------------------------------------------------------------------------------

(14)     Type of Reporting Person (See Instructions)                                               OO

-----------------------------------------------------------------------------------------------------

(1) Voting and dispositive power is shared among Energy PLC and EnCap Investments, and EnCap LP and EnCap Investments respectively (defined in
    Item 2).

(2) EnCap Investments disclaims any beneficial ownership of EnCap LP's or Energy PLC's (defined in Item 2) shares.

(3) Based on 13,696,733 shares issued and outstanding as of August 14, 1998 as reported in the Form 10-QSB of the Issuer for the quarter ended June 30, 1998.

CUSIP NO. 390 916 100
                                  SCHEDULE 13D


(1)      Names of Reporting Persons I.R.S. Identification Nos. of Above Persons

                 ENCAP EQUITY 1994 LIMITED PARTNERSHIP

-----------------------------------------------------------------------------------------------------

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)                  (a) [ ]
                                                                                              (b) [ ]

-----------------------------------------------------------------------------------------------------

(3)      SEC Use Only

-----------------------------------------------------------------------------------------------------

(4)      Source of Funds (See Instructions)                                           OO (SEE ITEM 3)

-----------------------------------------------------------------------------------------------------

(5)      Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)      [ ]

-----------------------------------------------------------------------------------------------------

(6)      Citizenship or Place of Organization             ENCAP EQUITY 1994 LIMITED PARTNERSHIP IS
                                                          A LIMITED PARTNERSHIP ORGANIZED UNDER THE
                                                          LAWS OF THE STATE OF TEXAS

-----------------------------------------------------------------------------------------------------

        Number of            (7)         Sole Voting Power                                          0
        Shares Bene-         ------------------------------------------------------------------------
        ficially
        Owned by             (8)         Shared Voting Power                              2,424,973(1)
        Each                 ------------------------------------------------------------------------
        Reporting
        Person With          (9)         Sole Dispositive Power                                     0
                               ----------------------------------------------------------------------

                             (10)        Shared Dispositive Power                         2,424,973(1)
-----------------------------------------------------------------------------------------------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                                          2,424,973(2)

-----------------------------------------------------------------------------------------------------

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)   [ ](2)

-----------------------------------------------------------------------------------------------------

(13)     Percent of Class Represented by Amount in Row (11)
                                                                                              17.7%(3)

-----------------------------------------------------------------------------------------------------

(14)     Type of Reporting Person (See Instructions)                                               PN

-----------------------------------------------------------------------------------------------------

(1) Voting and dispositive power is shared among EnCap LP and EnCap Investments (defined in Item 2).

(2) EnCap LP disclaims any beneficial ownership of Energy PLC's (defined in Item
    2) shares and only claims beneficial ownership of the above-mentioned 2,424,973 shares. Please see Item 5.

(3) Based on 13,696,733 shares issued and outstanding as of August 14, 1998 as reported in the Form 10-QSB of the Issuer for the quarter ended June 30, 1998.

ITEM 1.  SECURITY AND ISSUER.

      No modification.

ITEM 2.  IDENTITY AND BACKGROUND.

      No modification.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Item 3 has been amended and restated in its entirety as follows:

      DECEMBER 13, 1995 TRANSACTION. Future Petroleum Corporation, a Texas corporation and a wholly-owned subsidiary of Issuer ("SUB"), EnCap LP and Energy PLC entered into an Agreement of Limited Partnership dated as of December 13, 1995 (the "ORIGINAL AGREEMENT"), establishing Future Acquisition 1995, Ltd., a Texas limited partnership ("FUTURE LP"). Sub is the sole general partner of Future LP. EnCap LP and Energy PLC are limited partners of Future LP.

      Under the terms of the Original Agreement, (i) Sub contributed properties to Future LP, (ii) EnCap LP contributed $785,120 to Future LP, which funds were used by Future LP to acquire oil and gas properties and pay organizational costs and (iii) Energy PLC contributed $471,536 to Future LP, which funds were used by Future LP to acquire oil and gas properties and pay organizational costs. EnCap LP and Energy PLC also agreed, subject to certain limitations contained in the Original Agreement, to fund certain development costs with respect to Future LP's oil and gas properties; the Original Agreement contemplates that such amounts would not exceed $243,660 (EnCap LP) and $146,340 (Energy PLC), respectively.

      As additional consideration for the agreement of EnCap LP and Energy PLC to enter into the Original Agreement and provide the funds contemplated thereunder, Issuer issued the following warrants to acquire Common Stock as follows:

            Stock Purchase Warrant No. 1004 issued to EnCap LP and entitling EnCap LP to acquire 156,192 shares of Common Stock; and

            Stock Purchase Warrant No. 1003 issued to Energy PLC and entitling Energy PLC to acquire 93,808 shares of Common Stock.

      APRIL 18, 1996 TRANSACTION. Sub, EnCap LP and Energy PLC entered into a letter amendment to the Original Agreement dated April 18, 1996 (the "LETTER AMENDMENT"). Under the terms of the Letter Amendment, (i) EnCap LP agreed to make additional capital contributions to Future LP in the following amounts and for the following purposes: $42,453 to pay for organizational cost overruns, $13,433 to provide funds for working capital and $49,783 to pay for drilling and completion cost overruns; and (ii) Energy PLC agreed to make additional capital contributions to Future LP in the following amounts and for the following purposes: $25,497 to pay for organizational cost overruns, $8,067 to provide funds for working capital and $29,899 to pay for drilling and completion cost overruns. Issuer joined in the execution of the Letter Amendment and, pursuant thereto and in consideration of EnCap LP's and Energy PLC's agreement to make additional capital contributions to Future LP, agreed to issue additional warrants to acquire Common Stock as follows:

            Stock Purchase Warrant No. 1006 issued to EnCap LP and entitling EnCap LP to acquire 23,429 shares of Common Stock; and

            Stock Purchase Warrant No. 1005 issued to Energy PLC and entitling Energy PLC to acquire 14,071 shares of Common Stock.

      JANUARY 29, 1997 TRANSACTION. Sub, EnCap LP and Energy PLC further amended the Original Agreement by entering into a First Amended and Restated Agreement of Limited Partnership of Future LP dated as of January 29, 1997 (the "AMENDED AND RESTATED AGREEMENT"). Under the terms of the Amended and Restated Agreement, each of EnCap LP and Energy PLC made additional capital contributions to Future LP in the amount of $1,171,500, which capital contributions were used by Future LP to acquire additional oil and gas properties.

      As additional consideration for the agreement of EnCap LP and Energy PLC to enter into the Amended and Restated Agreement and provide Future LP the additional funds described above, Issuer issued Common Stock as follows:

            100,000 shares of Common Stock issued to EnCap LP; and

            100,000 shares of Common Stock issued to Energy PLC.

      In connection therewith, Issuer, EnCap LP and Energy PLC entered into that certain Agreement of Issuer dated as of January 29, 1997, whereunder (among other things) (i) Issuer granted to EnCap LP and Energy PLC piggyback registration rights with respect to the Warrant Shares (i.e., the shares issuable upon exercise of the above referenced Stock Purchase Warrants) and the shares of Common Stock referenced above. EnCap and Energy PLC agreed not to sell any shares of the Common Stock referenced above for a specified period of time preceding and after a public offering by Issuer of Common Stock.

      APRIL 28, 1997 TRANSACTION. Sub, EnCap LP and Energy PLC amended the Amended and Restated Agreement by entering into an April 1997 Amendment to First Amended and Restated Agreement of Partnership of Future LP dated as of April 28, 1997 (the "APRIL 1997 AMENDMENT"). Under the terms of the April 1997 Amendment, the Limited Partners agreed to make additional capital contributions to Future LP in the aggregate amount not to exceed $493,400, of which an amount not to exceed $350,000 could be used by Future LP to make distributions to Sub and Issuer for the purpose of effecting a public offering of securities by Issuer and for other general corporate purposes. The Issuer, Sub, Future LP, Energy PLC and EnCap LP also entered into an agreement dated April 28, 1997 (the "APRIL 1997 AGREEMENT"). Under the terms of the April 1997 Agreement, Issuer issued 12,500 shares of Common Stock to each of EnCap LP and Energy PLC and agreed under certain circumstances to issue an additional 100,000 shares of Common Stock to each of EnCap LP and Energy PLC. On November 25, 1997, however, in connection with the consummation of the November 25, 1997 transaction (see below), each of Energy PLC and EnCap LP waived their rights to receive the 100,000 shares of Common Stock of the Issuer referenced in the April 1997 Agreement. Issuer granted to EnCap LP and Energy PLC piggyback registration rights with respect to the shares of Common Stock issued pursuant to the April 1997 Agreement.

      NOVEMBER 25, 1997 TRANSACTION. Issuer, Energy PLC, EnCap LP and Gecko Booty 1994 I Limited Partnership entered into that certain Purchase and Sale Agreement dated November 25, 1997 (the "NOVEMBER 1997 PURCHASE AGREEMENT"). Pursuant to the November 1997 Purchase Agreement, Energy PLC and EnCap LP sold limited partnership interests in BMC Development No. 1 Limited Partnership and Future LP to the Issuer, and in return Energy PLC received, in addition to a promissory note, 765,547 shares of Common Stock covered by this Schedule 13D and EnCap LP received, in addition to a promissory note, 809,453 shares of Common Stock covered by this Schedule 13D. Pursuant to a Registration Rights Agreement dated as of November 29, 1997 (the "1997 REGISTRATION RIGHTS AGREEMENT"), by and among Issuer, EnCap LP and Energy PLC, Issuer granted to EnCap LP and Energy

PLC certain demand and piggyback registration rights with respect to the shares of Common Stock issued pursuant to the November 1997 Purchase Agreement. As additional consideration, Energy PLC and EnCap LP delivered to the Issuer for cancellation stock warrants entitling them to purchase 107,879 and 179,621 shares, respectively of Common Stock.

      MAY 1, 1998 TRANSACTION. Issuer, EnCap LP, Energy PLC and NCI Enterprises, Inc. entered into that certain Purchase and Sale Agreement dated as of May 1, 1998 (the "MAY 1998 PURCHASE AGREEMENT"). Pursuant to the May 1998 Purchase Agreement, EnCap LP and Energy PLC sold limited partnership interests in NCI-Shawnee Limited Partnership to the Issuer, and in return Energy PLC received, in addition to a promissory note, 18,762 shares of Common Stock covered by this Schedule 13D and EnCap LP received, in addition to a promissory note, 31,238 shares of Common Stock covered by this Schedule 13D. Pursuant to an Amendment No. 1 to Registration Rights Agreement dated as of May 1, 1998, by and among Issuer, EnCap LP and Energy PLC, the parties amended the 1997 Registration Rights Agreement to extend demand and piggyback registration rights with respect to the shares of Common Stock issued pursuant to the May 1998 Purchase Agreement.

      AUGUST 14, 1998 TRANSACTION. On August 14, 1998, the Issuer acquired certain oil and gas properties located in Kern County, California (the "PROPERTIES") from a subsidiary of Bargo Energy Resources, Ltd, a Texas limited partnership ("BARGO"), pursuant to that certain Agreement and Plan of Merger dated August 14, 1998 (the "MERGER AGREEMENT"), by and among the Issuer, Future CAL-TEX Corporation, a Texas corporation and a wholly-owned subsidiary of the Issuer ("FUTURE SUB"), Bargo and SCL-CAL Company, a Texas corporation and a wholly-owned subsidiary of Bargo ("BARGO SUB"). Under the Merger Agreement, Bargo Sub was merged with and into Future Sub, with Future Sub being the surviving entity. As a result of the merger, Future Sub assumed certain liabilities of Bargo Sub, including $5,800,000 in indebtedness and other obligations of Bargo Sub, and issued to Bargo (i) 4,694,859 shares of Common Stock, and (ii) a warrant to purchase 250,000 shares of Common Stock.

      Contemporaneously with consummating the merger under the Merger Agreement, the Issuer also entered into a $20,000,000 senior secured credit facility with a commercial bank (the "SENIOR CREDIT FACILITY"). To facilitate the Issuer obtaining the Senior Credit Facility, Energy PLC and EnCap LP agreed to subordinate and restructure certain indebtedness owed by the Issuer to them (the "ENCAP DEBT"). To effect such agreement, (i) Energy PLC and EnCap LP entered into that certain Master Subordination Agreement dated August 14, 1998 (the "MASTER SUBORDINATION AGREEMENT"), with the lender under the Senior Credit Facility and (ii) the Issuer, Energy PLC and EnCap LP entered into that certain Note Restructuring Agreement dated August 14, 1998 (the "NOTE RESTRUCTURING AGREEMENT"). Under the Note Restructuring Agreement and in consideration of Energy PLC's and EnCap LP's agreement to subordinate the EnCap Debt to the Senior Credit Facility and to restructure the EnCap Debt, the Issuer issued 1,373,077 shares of Common Stock to Energy PLC and 1,471,782 shares of Common Stock to EnCap LP. Pursuant to pledge agreements regarding such Senior Credit Facility, each of which is dated August 14, 1998 (the "PLEDGE AGREEMENTS"), Bargo, EnCap LP, Energy PLC and the Price Group (as defined below) have pledged their shares of Common Stock to secure the Issuer's borrowings under the Senior Credit Facility. If an event of default occurs under the Senior Credit Facility, the lender will have the right to vote all of the shares of Common Stock of the Issuer subject to the Pledge Agreements, and following foreclosure on the Common Stock, will have the right to sell the Common Stock as provided in the Pledge Agreement and applicable law.

      Contemporaneously with the execution of the Merger Agreement, the Issuer, Energy PLC and EnCap LP also entered into that certain Registration Rights Agreement (the "REGISTRATION RIGHTS AGREEMENT") dated August 14, 1998. Under the Registration Rights Agreement, Energy PLC and EnCap LP are accorded (i) after August 14, 1998, two demand registration rights, and (ii) unlimited piggyback registration rights. The Registration Rights Agreement specifically supersedes
(A) the 1997 Registration

Rights Agreement, as amended, and (B) the registration rights accorded Energy PLC and EnCap LP under the April 1997 Agreement, it being agreed that the agreements described in (A) and (B) above are now terminated and of no force and effect.

      Contemporaneously with the Merger Agreement, the Issuer, Carl Price, Don Wm. Reynolds, Energy PLC, EnCap LP and Bargo executed and delivered that certain Shareholders' Agreement dated August 14, 1998 (the "SHAREHOLDERS' AGREEMENT"). Under the Shareholders' Agreement, it was agreed that the Board of Directors of the Issuer would be composed of seven members and that the Price Group (as defined below) would have three nominees to the Issuer's Board of Directors, the Bargo Group (as defined below) would have two nominees to the Issuer's Board of Directors and the EnCap Group (as defined below) would have two nominees to the Issuer's Board of Directors. Under the Shareholders' Agreement, each of the above shareholder groups has agreed to vote for the director nominees of the other shareholder groups. Further, the parties to the Shareholders' Agreement have agreed that one of the nominees of Bargo will be the Chairman of the Board of Directors of the Issuer. As used above, "PRICE GROUP" shall mean Messrs. Price and Reynolds, "BARGO GROUP" shall mean Bargo and "ENCAP GROUP" shall mean Energy PLC and EnCap LP. Also under the Shareholders' Agreement, each of the above shareholders grants to the other shareholders both "tag along rights" and a "right of first offer." The right of first offer provides that any party to the Shareholders' Agreement proposing to sell shares of Common Stock pursuant to a bona fide offer must first offer the shares to the other shareholders at the price at which such Common Stock is proposed to be sold; provided, however, that the right of first refusal shall not apply to (i) sales of Common Stock pursuant to Rule 144, (ii) pursuant to a registration statement filed with the Securities and Exchange Commission or (iii) by a shareholder to its equity owners (collectively, the "EXEMPT TRANSFERS"). The tag along rights provide that any party to the Shareholders' Agreement proposing to sell shares of Common Stock pursuant to a bona fide offer must, if requested by the other shareholders, cause the purchase, for the same purchase price and on the same terms, of a proportionate number of shares of Common Stock owned by such other shareholders; provided, however, that such tag along rights shall not apply to Exempt Transfers. The Shareholders' Agreement specifically supersedes that certain Voting Agreement dated November 25, 1997, by and among Carl Price, Don Wm. Reynolds, Energy PLC and EnCap LP.

      The provisions of the Shareholders' Agreement relating to voting and transfer of Common Stock may be deemed to form a group composed of the parties to the Shareholders' Agreement.

      Pursuant to the terms of an Agreement, dated August 14, 1998, Carl Price, EnCap LP, Energy PLC and Bargo have agreed to amend ("BY LAW AMENDMENTS") the By-Laws of the Issuer to provide that, for so long as Bargo is entitled to nominate one or more persons to the Board of Directors of the Issuer as provided in the Shareholders' Agreement, without the approval of one of the directors nominated by Bargo, the Issuer cannot take certain actions, including, without limitation, (i) incur or be liable for indebtedness other than indebtedness under the Issuer's credit facility with a commercial bank, obligations under operating leases entered into in the ordinary course of the Issuer's business, and purchase money indebtedness in an aggregate principal amount not to exceed $200,000 at any time; (ii) merge or consolidate with or into any other business entity; (iii) sell, transfer, lease, exchange, alienate or dispose of certain assets; (iv) make any expenditure or commitment or incur any obligation or enter into or engage in any transaction except in the ordinary course of business (which ordinary course of business includes the acquisition, directly or indirectly, of oil and gas properties); or (v) engage in any material transaction with any of its affiliates on terms which are less favorable to it than those which would have bigger obtainable at the time in arms-length dealing with persons other than such affiliates.

ITEM 4. PURPOSE OF TRANSACTION.

      Item 4 has been amended and restated in its entirety as follows:

      EnCap LP and Energy PLC hold a substantial ownership position in the Issuer in order to be able to influence the business and management of the Issuer. EnCap LP and Energy PLC, through their collective nominees on the Board of Directors, intend to actively participate in the business and management of the Issuer. Pursuant to the Merger Agreement, four of seven directors of the Issuer were designated by Bargo, EnCap LP and Energy PLC, thereby effecting a change in control of the Issuer.

      The parties to the Shareholders' Agreement, voting together as provided in such agreement, have the ability to control the Issuer with respect to the election of directors. Pursuant to the Note Restructuring Agreement, EnCap LP and Energy PLC have the right to approve certain transactions. Pursuant to the Bylaw Amendments, the Bargo nominees to the Board of Directors have the right to approve certain transactions.

      Energy PLC and EnCap LP intended to monitor and evaluate their investment in the Issuer in light of pertinent factors, including oil and gas prices, market conditions, the Issuer's performance and prospects, the trading prices of the Common Stock, conditions in the oil and gas industry and general economic conditions. Energy PLC and EnCap LP may make additional purchases of Common Stock in the future through market transactions or otherwise, maintain their current investment or dispose of some or all of the Common Stock.

      Except as set forth above, the reporting persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) though (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

      Item 5 has been amended and restated in its entirety as follows:

      (a) The following describes the number of shares of Common Stock and Warrants and the percent of outstanding Common Stock owned by the reporting persons and the parties to the Shareholders' Agreement. All percentages are based on 13,696,733 shares issued and outstanding as of August 14, 1998 (subsequent to the transactions described herein) as reported in the Form 10-QSB of the Issuer for the quarter ended June 30, 1998. Amounts beneficially owned by parties to the Shareholders' Agreement are based on representations and warranties made by such persons in the Shareholders' Agreement.


                                              Derivative    Total Shares Beneficially
                       Shares Outstanding     Securities            Owned
                       -----------------      ----------    -------------------------
      Name              Number        %                        Number      %(2)
-----------------     ---------     -----                     ---------     ----
Bargo ...........     4,694,859     34.3       250,000        4,944,859     35.5
EnCap PLC .......     2,269,886     16.6          --          2,269,886     16.6
EnCap LP. .......     2,424,973     17.7          --          2,424,973     17.7
EnCap Investments     4,694,859     34.3          --          4,694,859     34.3
Mr. Price .......     1,089,149      8.0       633,508(1)     1,722,657     12.0
Mr. Reynolds ....       753,362      5.5          --            753,362      5.5

----------
      (1) Includes 587,200 shares of Common Stock that may be acquired pursuant to employee stock options which may be exercised immediately. Also includes 45,788 shares of Common Stock, the maximum number of shares which Mr. Price has the right to acquire during the 60 days following August 14, 1998 under an employment agreement with the Issuer.

      (2) In accordance with SEC regulations under Section 13(d) of the Exchange Act, the percent shown in this column for each shareholder represents the number of shares of Common Stock owned by the shareholder plus the derivative securities owned by such shareholder divided by the number of shares outstanding plus the number of derivative securities owned by such shareholder.

      (b) Energy PLC. Pursuant to the Investment Agreement (as defined in Item
6), Energy PLC shares the power to vote or direct the vote and to dispose or direct the disposition of 2,269,886 shares of Common Stock with EnCap Investments. In addition, all shares of Common Stock owned by Energy PLC are subject to the voting and transfer provisions of the Shareholders' Agreement.

            EnCap LP. Through its general partner, EnCap LP shares the power to vote or direct the vote and to dispose or direct the disposition of 2,424,973 shares of Common Stock with EnCap Investments, its general partner. In addition, all shares of Common Stock owned by EnCap LP are subject to the voting and transfer provisions of the Shareholders' Agreement.

            EnCap Investments. EnCap Investments shares the power to vote and direct the vote or to dispose or direct the disposition of 4,694,859 shares of Common Stock with each of Energy PLC by virtue of the Investment Agreement (as defined in Item 6) and EnCap LP as its general partner. In addition, all shares of Common Stock beneficially owned by EnCap Investments are subject to the voting and transfer provisions of the Shareholders' Agreement. EnCap Investments disclaims beneficial ownership of any shares of Common Stock owned by either EnCap LP or Energy PLC.

            Executive Officers and Directors. Except as otherwise described herein, to the knowledge of the EnCap Group, no executive officer or director of Energy PLC or managing director of EnCap Investments has the power to vote or direct the vote or dispose or direct the disposition of any shares of Common Stock.

      (c) Except as otherwise described herein or in any Exhibit filed herewith, to the knowledge of the EnCap Group, none of the persons named in response to paragraph (a) above has effected any transaction in shares of the Common Stock during the past 60 days.

      (d) Except as otherwise described herein, no person other than EnCap LP, EnCap Investments and Energy PLC has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock deemed to be beneficially owned by them.

      (e) It is inapplicable for the purposes herein to state the date on which a party ceased to be the owner of more than five percent (5%) of the shares of Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

      Item 6 has been amended and restated in its entirety as follows:

      Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the individuals or entities described in Item 2 or between such persons and any other person with respect to the shares of Common Stock deemed to be beneficially owned by Energy PLC, EnCap LP and EnCap Investments.

       EnCap Investments, as the general partner of EnCap LP, is a party to the Agreement of Limited Partnership of EnCap LP, and is a party to that certain Investment Advisory Agreement dated February 4,

1994 between EnCap Investments and Energy PLC (the "INVESTMENT AGREEMENT") whereby EnCap Investments acts as an investment advisor to Energy PLC.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Item 7 has been amended and restated in its entirety as follows:

Exhibit 1    -  Joint Filing Agreement dated September 2, 1998 between Energy
                PLC, EnCap LP and EnCap Investments (filed herewith).*

Exhibit 4.1  -  Voting Agreement dated November 25, 1997 between B. Carl Price,
                Don W. Reynolds, Energy Capital Investment Company PLC and EnCap
                Equity 1994 Limited Partnership.**

Exhibit 4.2  -  Stock Purchase Warrant No. 1003 dated December 13, 1995 granted to Energy Capital Investment Company PLC.**

Exhibit 4.3  -  Stock Purchase Warrant No. 1005 dated April 18, 1996 granted to
                Energy Capital Investment Company PLC.**

Exhibit 4.4  -  Stock Purchase Warrant No. 1004 dated December 13, 1995 granted to EnCap Equity 1994 Limited Partnership.**

Exhibit 4.5  -  Stock Purchase Warrant No. 1006 dated April 18, 1996 granted to
                EnCap Equity 1994 Limited Partnership.**

Exhibit 4.6  -  Investment Advisory Agreement dated February 4, 1994.**

Exhibit 4.7  -  Shareholders' Agreement dated August 14, 1998 between Future
                Petroleum Corporation, B. Carl Price, Don Wm. Reynolds, Energy
                Capital Investment Company PLC, EnCap Equity 1994 Limited
                Partnership and Bargo Energy Resources, Ltd.*

Exhibit 4.8  -  Note Restructuring Agreement dated August 14, 1998 between
                Future Petroleum Corporation, Energy Capital Investment Company
                PLC and EnCap Equity 1994 Limited Partnership.*

Exhibit 4.9  -  Registration Rights Agreement dated August 14, 1998 between
                Future Petroleum Corporation, Energy Capital Investment Company
                PLC and EnCap Equity 1994 Limited Partnership.*

Exhibit 4.10 -  Pledge Agreement dated August 14, 1998 between Energy Capital
                Investment Company PLC and Bank of America National Trust and
                Savings Association.*

Exhibit 4.11 -  Pledge Agreement dated August 14, 1998 between EnCap Equity 1994
                Limited Partnership and Bank of America National Trust and
                Savings Association.*

Exhibit 4.12 -  Master Subordination Agreement dated August 14, 1998 between
                Energy Capital Investment Company PLC, EnCap Equity 1994 Limited
                Partnership and America National Trust and Savings Association.*

Exhibit 4.13 -  Agreement and Plan of Merger dated August 14, 1998 between Bargo
                Energy Resources, Ltd, SCL-CAL Company, Future Petroleum
                Corporation and Future CAL-TEX.*



Exhibit 4.14  - Agreement regarding Bylaws dated August 14, 1998 between B. Carl
                Price, Energy Capital Investment Company PLC, EnCap Equity 1994
                Limited Partnership and Bargo Energy Resources, Ltd.*

Exhibit 10.1  - April 1997 Agreement dated April 28, 1997 between Future
                Petroleum Corporation, Future Petroleum Corporation, a Texas corporation, Future Acquisition 1995, Ltd, Energy Capital
                Investment Company PLC and EnCap Equity 1994 Limited
                Partnership.**

Exhibit 10.2  - Purchase and Sale Agreement dated November 25, 1997 by and among
                Future Petroleum Corporation, Energy Capital Investment Company
                PLC, EnCap Equity 1994 Limited Partnership, and Gecko Booty 1994
                I Limited Partnership.**

Exhibit 10.3  - First Amended and Restated Agreement of Limited Partnership of
                Future Acquisition 1995, Ltd. dated January 29, 1997 by and among Future Petroleum Corporation, a Texas corporation, EnCap
                Equity 1994 Limited Partnership and Energy Capital Investment
                Company PLC, as amended by the Letter Amendment dated April 18,
                1996 and the First Amended and Restated Agreement of Limited
                Partnership dated as of April 28, 1997.**

Exhibit 10.4  - Agreement of Parent dated January 29, 1997 by and among Future
                Petroleum Corporation, Future Acquisition 1995, Ltd., Energy
                Capital Investment Company PLC and EnCap Equity 1994 Limited
                Partnership.**

*     Filed herewith.

** Incorporated by reference to the same titled exhibit to the reporting persons' Schedule 13D, dated June 29, 1998.

                                   SIGNATURES


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: September 2, 1998                 ENERGY CAPITAL INVESTMENT COMPANY PLC


                                        By: /s/ Gary R. Petersen
                                            ----------------------------------
                                            Gary R. Petersen
                                            Director



Date: September 2, 1998                 ENCAP EQUITY 1994 LIMITED PARTNERSHIP

                                        By: EnCap Investments L.C., General
                                             Partner


                                        /s/ Gary R. Petersen
                                        --------------------------------------
                                        Gary R. Petersen
                                        Managing Director


Date: September 2, 1998                 ENCAP INVESTMENTS L.C.


                                        /s/ Gary R. Petersen
                                        --------------------------------------
                                        Gary R. Petersen
                                        Managing Director

                               INDEX TO EXHIBITS

EXHIBIT
 NUMBER         DESCRIPTION
-------         -----------
Exhibit 1    -  Joint Filing Agreement dated September 2, 1998 between Energy
                PLC, EnCap LP and EnCap Investments (filed herewith).*

Exhibit 4.1  -  Voting Agreement dated November 25, 1997 between B. Carl Price,
                Don W. Reynolds, Energy Capital Investment Company PLC and EnCap
                Equity 1994 Limited Partnership.**

Exhibit 4.2  -  Stock Purchase Warrant No. 1003 dated December 13, 1995 granted to Energy Capital Investment Company PLC.**

Exhibit 4.3  -  Stock Purchase Warrant No. 1005 dated April 18, 1996 granted to
                Energy Capital Investment Company PLC.**

Exhibit 4.4  -  Stock Purchase Warrant No. 1004 dated December 13, 1995 granted to EnCap Equity 1994 Limited Partnership.**

Exhibit 4.5  -  Stock Purchase Warrant No. 1006 dated April 18, 1996 granted to
                EnCap Equity 1994 Limited Partnership.**

Exhibit 4.6  -  Investment Advisory Agreement dated February 4, 1994.**

Exhibit 4.7  -  Shareholders' Agreement dated August 14, 1998 between Future
                Petroleum Corporation, B. Carl Price, Don Wm. Reynolds, Energy
                Capital Investment Company PLC, EnCap Equity 1994 Limited
                Partnership and Bargo Energy Resources, Ltd.*

Exhibit 4.8  -  Note Restructuring Agreement dated August 14, 1998 between
                Future Petroleum Corporation, Energy Capital Investment Company
                PLC and EnCap Equity 1994 Limited Partnership.*

Exhibit 4.9  -  Registration Rights Agreement dated August 14, 1998 between
                Future Petroleum Corporation, Energy Capital Investment Company
                PLC and EnCap Equity 1994 Limited Partnership.*

Exhibit 4.10 -  Pledge Agreement dated August 14, 1998 between Energy Capital
                Investment Company PLC and Bank of America National Trust and
                Savings Association.*

Exhibit 4.11 -  Pledge Agreement dated August 14, 1998 between EnCap Equity 1994
                Limited Partnership and Bank of America National Trust and
                Savings Association.*

Exhibit 4.12 -  Master Subordination Agreement dated August 14, 1998 between
                Energy Capital Investment Company PLC, EnCap Equity 1994 Limited
                Partnership and America National Trust and Savings Association.*

Exhibit 4.13 -  Agreement and Plan of Merger dated August 14, 1998 between Bargo
                Energy Resources, Ltd, SCL-CAL Company, Future Petroleum
                Corporation and Future CAL-TEX.*

Exhibit 4.14  - Agreement regarding Bylaws dated August 14, 1998 between B. Carl
                Price, Energy Capital Investment Company PLC, EnCap Equity 1994
                Limited Partnership and Bargo Energy Resources, Ltd.*